Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Dividend Rates on Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 and Non-Cumulative Floating Rate Class B Preferred Shares, Series 17

TORONTO, July 29, 2013 –Further to Bank of Montreal’s (the “Bank”) news release of July 22, 2013, the Bank today announced the applicable dividend rates for its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 (the “Preferred Shares Series 16”) and Non-Cumulative Floating Rate Class B Preferred Shares, Series 17 (the “Preferred Shares Series 17”).

With respect to any Preferred Shares Series 16 that remain outstanding after August 26, 2013, commencing as of such date, holders thereof will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the five-year period commencing on August 26, 2013, and ending on August 25, 2018, will be 3.390%, being equal to the sum of the five-year Government of Canada bond yield as at July 29, 2013, plus 1.65%, as determined in accordance with the terms of the Preferred Shares Series 16.

With respect to any Preferred Shares Series 17 that may be issued on August 26, 2013, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, calculated on the basis of actual number of days elapsed in each quarterly floating rate period divided by 365, as and when declared by the Board of Directors of the Bank and subject to the provisions of the Bank Act (Canada). The dividend rate for the three-month period commencing on August 26, 2013, and ending on November 25, 2013, will be 2.669%, being equal to the sum of the three-month Government of Canada Treasury bill yield as at July 29, 2013, plus 1.65%, as determined in accordance with the terms of the Preferred Shares Series 17.

Beneficial owners of Preferred Shares Series 16 who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to ensure that they meet the deadline to exercise such right, which is 5:00 p.m. (EDT) on August 12, 2013.

Conversion inquiries should be directed to BMO’s Registrar and Transfer Agent, Computershare Trust Company of Canada, at 1-800-340-5021.

About BMO Financial Group

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $555 billion as at April 30, 2013, and more than 46,000 employees, BMO Financial Group provides a broad range of personal and commercial banking, wealth management and investment banking products and solutions.

For News Media Enquiries:

Pav Jordan, Toronto, pav.jordan@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019